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SEC FILE NUMBER
8-70701

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WAY MAKER REAL ESTATE PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

603 E. BROADWAY STREET
(No. and Street)

PROSPER	Texas	75078
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Keith	(469)728-0834	jon@kelleyclarke.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

225 West Wacker Drive, Suite 2600	Chicago	IL	60606-1224
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan M. Keith _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WAY MAKER REAL ESTATE PARTNERS, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELINDA DAVIS
Notary Public, State of Texas
Comm. Expires 02-02-2028
Notary ID 134743982

Notary Public

Signature: _____

Title: CEO _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Way Maker Real Estate Partners, LLC
Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the period May 1, 2024 through December 31, 2024



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Members of
Way Maker Real Estate Partners, LLC
Prosper, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Way Maker Real Estate Partners, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the eight month period then ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the eight month period then ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

The Schedule I, Schedule II, and Schedule III (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP
Crowe LLP

We have served as Company's auditor since 2025.

New York, New York
March 31, 2025


Way Maker Real Estate Partners, LLC
Statement of Financial Condition
As of December 31, 2024



Assets


Cash and cash equivalent	$ 168,953
Total Assets	168,953


Liabilities and Members' Equity


Liabilities	
Accrued Liability	57,750
Total Liabilities	57,750
Members' Equity	
Members' Equity	111,203
Total Liabilities and Members' Equity	$ 168,953


See accompanying notes to financial statements



Way Maker Real Estate Partners, LLC
Statement of Operations
For the period May 1, 2024 through December 31, 2024


Revenue		
Income	$	-
Total Revenue		-
Expenses		
Professional fees		347,417
Regulatory fees		44,800
Salaries		30,507
Office and administrative fees		8,045
Other expenses		3,194
Rent		2,400
Total Expenses		436,362
Net Loss	$	(436,362)


See accompanying notes to financial statements


Way Maker Real Estate Partners, LLC
Statement of Changes in Members' Equity
For the period May 1, 2024 through December 31, 2024

Opening Balance	$ 514,323
Non-Cash Capital Contribution	33,242
Net Loss	(436,362)
Ending Balance	$ 111,203

See accompanying notes to financial statements

Way Maker Real Estate Partners, LLC
Statement of Cash Flows
For the period May 1, 2024 through December 31, 2024

Cash Flows from Operating Activities:

Net Loss	(436,362)
Adjustments to reconcile net income to net cash from operating activities	
Non-cash Contribution	33,242
Changes in Assets and Liabilities	
Increase in Accrued Liability	57,750
Net cash used by Operating Activities	(345,370)
Net cash provided from Investing Activities:	-
Net cash provided from Financing Activities:	-
Net decrease in cash	(345,370)
Cash - beginning of the year	514,323
Cash - end of the year	$ 168,953

Supplemental Cash Flow Information

Cash paid for interest	$ -
Cash paid for income tax	$ -

Supplemental Non-Cash Disclosures

Non-cash capital contribution	$ 33,242

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

Way Maker Real Estate Partners, LLC (the "Company"), was formed as a Texas limited liability company on October 13, 2020. The Company is a broker-dealer and member of the Financial Industry Regulatory Authority, ("FINRA") and the Securities Investor Protection Corporation ("SIPC") and is registered with the Securities and Exchange Commission ("SEC"). The Company is a broker dealer and a member of the Financial Industry Regulatory ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and is registered with the Securities and Exchange Commission ("SEC"). The Company was approved to commence operations as a broker-dealer on May 2, 2024. The Company is registered to engage in operating an alternative trading system (ATS) to provide secondary trading of unregistered private securities.

Note 2 – Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board ("FASB"), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not incurred any losses to date regarding these excess balances. All highly liquid investments with original maturities of three months or less, including money market funds are considered to be cash equivalents.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in noncancellable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to

Note 2 – Significant Accounting Policies (continued)

exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. The Company has one short-term lease.

Accounting Standards Adopted in Fiscal 2024

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures", which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's significant expense categories in interim and annual periods, as identified in the information regularly provided to the Chief Operating Decision Maker (CODM), among other requirements. The new guidance does not change how a public entity identifies its operating segments, aggregates those operating segments or applies the quantitative thresholds to determine its reportable segments. The guidance also clarifies that when a single operating segment is identified, entities may reference primary financial statements for overlapping disclosures. This ASU is effective for all entities for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance effective for the year ended December 31, 2024. The adoption of this guidance did not have a material impact on our financial statements and related disclosures.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Executive Officer ("CEO") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CEO is the executive committee comprised of the chief executive officer. The net income/loss is used by the CEO to evaluate the results of the business to manage the company. Additionally, the CEO uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.
The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CEO manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

Income Taxes

The Company is a Limited Liability Company which is wholly-owned by its members' who are taxpayers and, accordingly, the Company is a "disregarded entity" for tax purposes. No provision for income taxes is provided in the Company's financial statements as the Members do not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years that remain subject to examination by the Company's major tax jurisdictions.

Note 2 – Significant Accounting Policies (continued)

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Note 3 – Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

- Leve1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
- Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts. Cash and cash equivalents are considered Level 1.

Note 4 – Related Party Transactions

The Company has a short-term lease with an affiliated entity to utilize office space at the affiliate – see Note 7 Leases.

The Company, through its affiliate, allocated certain overhead expenses including human resource services. Compensation expenses for certain employees are allocated to the Company based on an estimate of time spent, which amounted to $30,507 in the financial statement line item - Salaries within the Statement of Operations.

The Parent waived the obligation of the Company to reimburse the expenses during the current year, resulting in capital contribution recorded within Statement of Changes in Members' Equity as a non-cash capital contribution.

Note 5– Commitments, Contingencies or Guarantees

The Company has no commitments, no contingent liabilities, and has issued no guarantees that might result in a loss or future obligations. Contingencies could arise in the normal course of business, and the Company could be subject to lawsuits or arbitrations related to its activities. The Company seeks to minimize any risks associated with its activities and the activities of any licensed representatives through policies, procedures, and supervision. While the Company has exposure to risks in its normal course of business, there are no material unrecorded or undisclosed commitments or contingencies, and the Company is not involved in or aware of any pending litigation or arbitration as of December 31, 2024.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2024, the Company had net capital of $111,203 which was $103,984 in excess of its required net capital of $7,219.

Note 7 – Leases

The Company utilizes an office space on a month-to-month arrangement with an affiliated entity. Rent expense was forgiven in the amount of $2,400 and treated as a non-cash capital contribution within the Statement of Changes in Members' Equity.

Note 8 - Continuing Operations

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company has a net loss for the period May 1, 2024 through December 31, 2024. It is the intention of the members to raise capital through an organized sale or continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

Note 9 - Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through March 31, 2025, which is the date the financial statements were available to be issued.

Way Maker Real Estate Partners, LLC
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
As of December 31, 2024

Computation of Net Capital

Total Members' Equity from the Statement of Financial Condition	$	111,203
Net Capital	$	111,203

Computation of Net Capital Requirements
Minimum net aggregate indebtedness -

6.67% of net aggregate indebtedness	$	7,219
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	7,219
Excess Capital	$	103,984

Excess net capital at 1000% (net capital less 10% of
aggregate indebtedness) $ 105,428

Computation of Aggregate Indebtedness

Total liabilities	$	57,750
Total liabilities for net capital computation	$	57,750
Aggregate indebtedness to net capital		0.52

There are no material differences between the net capital computation on the Company's
amended unaudited FOCUS Part IIA form X-17a-5 filed on March 31, 2025 and the computation
reflected above at December 31, 2024

Way Maker Real Estate Partners, LLC
Schedule II – Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3 (e)
As of December 31, 2024

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.   The Company commenced operations, has not opened any customer accounts, and does not hold customer funds or securities.

Way Maker Real Estate Partners, LLC
Schedule III – Information Relating to Possession or Control
Requirements under SEC Rule 15c3-3 (b)
As of December 31, 2024

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule. The Company commenced operations, has not opened any customer accounts, and does not hold customer funds or securities.



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Way Maker Real Estate Partners, LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3 and (2) the Company relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company has not undertaken any business activities of a broker-dealer to date and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent period May 1, 2024 through December 31, 2024, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
March 31, 2025



WAYMAKER
REAL ESTATE PARTNERS
603 E. Broadway St.
Prosper, TX 75078
(469) 956-9010

WAY MAKER REAL ESTATE PARTNERS, LLC

EXEMPTION REPORT

Way Maker Real Estate Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company has not undertaken any business activities of a broker-dealer to date and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

WAY MAKER REAL ESTATE PARTNERS, LLC

I , Jonathan Keith (Principal Officer), swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________________

Principal Officer

Title: CEO

Date: 2025.03.31